**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**September 26, 2008**


**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**


**O2Diesel Corporation**


**File No. 1-32228 - CF#21909**

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O2Diesel Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-KSB filed on March 31, 2008.

Based on representations by O2Diesel Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:


|  |  |
|---|---|
| Exhibit 10.25 | through September 16, 2011 |
| Exhibit 10.27 | through September 16, 2011 |
| Exhibit 10.28 | through September 16, 2011 |


For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Patti J. Dennis
Chief, Office of Disclosure Support